PRESS RELEASE                    SOURCE: First Trust High Income Long/Short Fund

First Trust High Income Long/Short Fund Announces Plan for Tender Offer and Distribution Policy

WHEATON, IL - (BUSINESS WIRE) - January 20, 2017 - First Trust High Income Long/Short Fund (NYSE: FSD) (the "Fund") announced today that the Fund's Board of Trustees has approved the commencement (subject to certain conditions) prior to or during the week of June 15, 2017, of a cash tender offer for up to 15% of the Fund's outstanding common shares of beneficial interest at a price per share equal to 98% of the Fund's net asset value ("NAV") per share. The Fund will repurchase shares tendered and accepted in the tender offer in exchange for cash.

The Fund's Board of Trustees has also approved the commencement, effective with the monthly distribution declared in February 2017 and continuing for all distributions declared during the following eleven months, of a distribution policy that provides for the declaration of monthly distributions to common shareholders of the Fund at an annual minimum fixed rate of 8.5% based on the Fund's average monthly NAV per share over the prior 12 months. Under the distribution policy, monthly distributions may be sourced from income, paid-in capital, and/or capital gains, if any. Shareholders may elect to reinvest distributions received pursuant to the distribution policy in the Fund under the existing dividend reinvestment plan, which is described in the Fund's shareholder reports.

The commencement of the tender offer and distribution policy is pursuant to an agreement between the Fund and Saba Capital Management, L.P. ("Saba") and certain associated parties. Pursuant to the agreement, Saba has agreed to be bound by certain standstill covenants for two years from the date of the agreement. In addition, Saba has agreed, among other things, to withdraw its shareholder proposal for the 2017 annual meeting of shareholders of the Fund. Pursuant to the agreement, the Fund has agreed not to close the tender offer prior to July 15, 2017.

The Fund has been advised that Saba will file a copy of the agreement with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to its Schedule 13D.

TENDER OFFER STATEMENT

       The above statements are not intended to constitute an offer to participate in the tender offer. Information about the tender offer, including its commencement, will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.

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CONTACT:  Jeff Margolin - (630) 765-7643

SOURCE: First Trust High Income Long/Short Fund